UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         AMENDMENT No. 1

            Under the Securities Exchange Act of 1934



                   STRATEGIC DIAGNOSTICS INC.
_________________________________________________________________
                        (Name of Issuer)


             Common Stock, Par Value $.01 per share
_________________________________________________________________
                  (Title of Class of Securities


                            862700101
                  ____________________________
                         (CUSIP Number)


                       Stephen A. Springer
                    345 E. 57th St., Suite 8A
                    New York, New York  10022
                     (Phone: (212) 486-9734)
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        NOVEMBER 18, 2004
                     _______________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
                         Amendment No. 1

CUSIP NO. 862700101

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       Stephen A. Springer

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          702,625
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            702,625

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     702,625

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.649%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 862700101

1.   Name of Reporting Person
     SS or IRS Identification No. of above person (optional)

     Melanie A. Cissone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                         (b)_X_

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          -0-
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                              -0-

                     9.     SOLE DISPOSITIVE POWER
                            -0-

                    10.     SHARED DISPOSITIVE POWER
                             -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.000%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 862700101

1.  Name of Reporting Person
    SS or IRS Identification No. of above person (optional)

    Ralph J. Cissone

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                        (b)_X_

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          -0-
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            -0-

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.000%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 862700101

1.  Name of Reporting Person
    SS or Identification No. of above person (optional)

    Ashley A. Springer

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                       (b)_X_

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          -0-
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                    9.      SOLE DISPOSITIVE POWER
                            -0-

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.000%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 862700101

1.   Name of Reporting Person
     SS or IRS Identification No. of above person (optional)

     Target Capital Management

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                         (b)_X_

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          -0-
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            40,000

                     9.     SOLE DISPOSITIVE POWER
                            -0-

                    10.     SHARED DISPOSITIVE POWER
                            40,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.207%

14.  TYPE OF REPORTING PERSON*

     IA
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          Schedule 13D
                         Amendment No. 1

INTRODUCTION

          The ownership of 1,000,000 shares ("Shares") of common stock of the Issuer was previously reported by the Reporting Persons in a Schedule 13D filed with the Securities and Exchange Commission on February 18, 2004 (the "Original Schedule 13D"). The number of Shares now held by the Reporting Persons is 742,625 Shares.

          The cover page for each Reporting Person is hereby amended as shown in this Amendment No. 1. Item 5 is hereby amended as shown in this Amendment No. 1. All other Items remain unchanged from the Original Schedule 13D.

   NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE PERSONS LISTED BELOW (THE "REPORTING PERSONS") SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended to read as follows:

(a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 742,625 shares of the
Issuer:

                                                Percentage of
                                   Number Of      Outstanding
Shares Held in the Name of            Shares     Security (1)

Stephen A. Springer                  702,625(2)        3.649%


Melanie A. Cissone                       -0-           0.000%

Ralph J. Cissone                         -0-           0.000%

Ashley A. Springer                       -0-           0.000%


Target Capital Management             40,000(3)        0.208%
                                  ----------          -------

                      TOTAL          742,625           3.857%


               (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 19,252,465 Shares (as reported in the Issuer's Form 10-
          Q as of September 30, 2004).

               (2)  Such shares are held individually by Stephen
          A. Springer or in individual retirement accounts for Stephen A. Springer.

               (3) Shares are held by Target Capital Management for various clients of Target Capital Management. Such shares are included in this Schedule 13D since Target Capital Management shares voting and investment power (as defined in Rule 13d-3) with respect to such shares.

(b) Stephen A. Springer has sole voting and dispositive power with respect to his shares enumerated in paragraph (a).

        Target Capital Management has shared voting and dispositive power over its shares enumerated in paragraph (a).

(c) The following sales of the Shares were effected during the past sixty days:


                                                 Price/Share
                                                 (in Dollars
                                                 Commissions
 Sale In The Name Of             Number of       not
                        Date     Shares          included)
Stephen A. Springer   11/18/04     2,400         2.9332
                      11/18/04     6,000         2.9332
                      11/18/04    10,370         2.9332
                      11/22/04     8,500         2.8000
                      11/23/04    15,900         2.7000
                      11/23/04    10,000         2.7000


Target Capital        10/18/04       100         2.5299
Management            10/18/04       100         2.5599
                      10/18/04       500         2.5299
                      10/18/04       100         2.5599
                      10/18/04       100         2.5499
                      10/18/04       200         2.4599
                      10/18/04     1,500         2.5999
                      10/18/04       100         2.5499
                      10/21/04     1,000         2.5999
                      10/21/04     1,000         2.5999
                      11/18/04    20,000         2.9332
                      11/18/04    12,000         2.9332
                      11/18/04     6,000         2.9332
                      11/18/04    34,700         2.9332
                      11/18/04     1,700         3.0299
                      11/18/04     3,300         3.0299
                      11/18/04     4,100         3.0199
                      11/18/04    19,900         2.9332
                      11/18/04    14,500         2.9332
                      11/18/04     3,800         2.9299
                      11/18/04       100         2.9499
                      11/18/04     6,130         2.9332
                      11/18/04     5,000         2.9332
                      11/19/04     2,100         2.7422
                      11/19/04     4,000         2.7422


Ashley A. Springer    11/18/04     1,000         2.9332

Ralph J. Cissone      11/18/04     5,000         2,9332

Melanie A. Cissone    11/18/04     4,300         2.9332

All transactions were effectuated through open-market sales.

(d) Not applicable

(e) The date on which the Reporting Persons ceased to be the beneficial owner of more than five percent of the common stock of the Issuer was September 22, 2004.

                           SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


DATED this 2nd day of December, 2004.


S/Stephen A. Springer
Stephen A. Springer


S/Melanie A. Cissone
Melanie A. Cissone


S/Ralph J. Cissone
Ralph J. Cissone


S/Ashley A. Springer
Ashley A. Springer


TARGET CAPITAL MANAGEMENT

By:  s/Stephen A. Springer
       Stephen A. Springer